General Money Market Fund, Inc.

SEMIANNUAL REPORT May 31, 2007



Dreyfus

A Mellon Financial Company℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for General Money Market Fund, Inc., covering the six-month period from December 1, 2006, through May 31, 2007.

The U.S. economy continued to moderate during the reporting period as cooling housing markets took their toll on consumer and business spending. Labor markets, however, remained quite strong, and key measures of inflation have stayed stubbornly above the Federal Reserve's stated "comfort zone." Our economists believe that the anemic rate of U.S. economic growth recorded in the first quarter of 2007 should be the weakest reading of the current midcycle slowdown, and economic growth is likely to recover eventually to a near-trend pace.

The likely implications of our economic outlook include a long pause in Fed policy, a modest drop in 10-year Treasury bond yields (and consequent rise in price) and, in the absence of an as-yet unforeseen event, persistently tight yield spreads along the money market spectrum. We expect these developments to produce both challenges and opportunities for fixed-income investors. As always, your financial advisor can help you position your investments for these trends.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
June 15, 2007



DISCUSSION OF FUND PERFORMANCE

For the period of December 1, 2006, through May 31, 2007, as provided by Bernard W. Kiernan, Jr., Senior Portfolio Manager

Fund and Market Performance Overview

Yields of money market instruments remained in a relatively narrow trading range as the Federal Reserve Board (the "Fed") held monetary policy steady throughout the reporting period.

For the six-month period ended May 31, 2007, the fund produced annualized yields of 4.56% for Class A shares and 4.34% for Class B shares. Taking into account the effects of compounding, the fund also produced annualized effective yields of 4.66% for Class A shares and 4.43% for Class B shares.[1]

The Fund's Investment Approach

The fund seeks as high a level of current income as is consistent with the preservation of capital. To pursue this goal, the fund invests in a diversified portfolio of high-quality, short-term debt securities. These include securities issued or guaranteed by the U.S. government or its agencies or instrumentalities, certificates of deposit, short-term securities issued by domestic or foreign banks, repurchase agreements, asset-backed securities, domestic and dollar-denominated foreign commercial paper and dollar-denominated obligations issued or guaranteed by foreign governments or any of their political subdivisions or agencies. Normally, the fund invests at least 25% of its net assets in domestic or dollar-denominated foreign bank obligations.

Slower Growth and Persistent Inflation Kept the Fed on the Sidelines

The reporting period began in an environment of softening housing markets and declining energy prices, prompting the Fed to leave short-term interest rates unchanged at 5.25%. Declines in consumer confidence and orders for durable goods in the fourth quarter of 2006 seemed to confirm that the economy was slowing, but at a pace that seemed to hold little risk of recession. As a result, by year-end, some analysts began to predict that the Fed might reduce interest rates sometime over the foreseeable future. It later was announced that the U.S. economy overall grew at an estimated 2.5% annualized rate in the fourth quarter, which generally was in line with expectations.

Although the U.S. economy appeared to gain new momentum in January 2007, when the U.S. Department of Labor reported that weekly wages rose by a relatively robust inflation-adjusted 2.1% in 2006, inflation drove consumer prices higher at a relatively moderate 2.5% rate in 2006, the lowest annual increase since 2003. The combination of moderate economic growth and subdued inflation delayed expectations of any changes in Fed policy. Indeed, some investors came to believe that the Fed would remain on the sidelines for much of 2007 as it scrutinized new economic data to assess the impact of its previous tightening campaign on the economy and inflation. The Fed did just that, leaving the federal funds rate at 5.25% for the fifth consecutive time in January 2007.

Despite heightened volatility in equity markets and the well-publicized slowdown in the housing sector in late February, the unemployment rate dipped to 4.5%. This development seemed to ease fears that the long U.S. economic expansion might be ending, as it would be unusual to see pronounced weakness among consumers while the labor market remained robust.

The Fed apparently endorsed this view in late March, when it again held the federal funds rate steady. However, a change in the wording of its accompanying announcement suggested that the Fed viewed the risk of inflation as greater than the risk of recession, further pushing back investors' expectations of an eventual easing of monetary policy.

Economic and inflation data remained mixed in April and May. An anemic 0.6% estimate for annualized GDP growth in the first quarter represented the slowest growth rate since the first quarter of 2003. On the other hand, the core personal consumption price index — a key measure of inflation — rose by 2.2%. This is above the target rate that many Fed members have stated as the upper limit of their inflation tolerance, reinforcing investors' views that the Fed is unlikely to reduce short-term interest rates anytime soon. Some analysts even began to discuss the possibility of further rate hikes.

In this relatively uncertain environment, we maintained the fund's weighted average maturity in a range we considered to be in line with industry averages. With yield differences along the money market yield curve near historically narrow levels, it made little sense to establish a longer maturity position.

Uncertainty Regarding Fed Policy Clouds the Market Outlook

Although the Fed left interest rates unchanged at its May meeting, it clearly remains in a "wait and see" mode. While inflation continues to rank as the Fed's predominant policy concern, it is keeping an eye on reverberations from the ongoing housing slump. Any significant spillover of weakness from housing into the employment picture could make an easing of monetary policy more likely. Conversely, if inflation remains at current levels or ticks up, the Fed may feel pressure to defend its inflation-fighting credentials by adjusting interest rates upward. Therefore, every piece of new economic data is likely to be scrutinized by analysts for its possible impact on Fed policy, making a relatively cautious investment posture prudent.

June 15, 2007

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

[1] *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Yields provided for the fund's Class B shares reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's Class B shares would have produced an annualized yield of 4.32% and an annualized effective yield of 4.41%.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in General Money Market Fund, Inc. from December 1, 2006 to May 31, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended May 31, 2007

	Class A	Class B
Expenses paid per $1,000†	$ 3.98	$ 5.09
Ending value (after expenses)	$1,023.00	$1,021.80

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended May 31, 2007

	Class A	Class B
Expenses paid per $1,000†	$ 3.93	$ 5.09
Ending value (after expenses)	$1,021.04	$1,019.90

† *Expenses are equal to the fund's annualized expense ratio of .79% for Class A and 1.01% for Class B multiplied by the average account value over the period, multiplied by 182/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

May 31, 2007 (Unaudited)

Negotiable Bank Certificates of Deposit−43.0%	Principal Amount ($)	Value ($)
Abbey National Treasury Services PLC (Yankee)		
5.32%, 6/11/07	200,000,000	199,999,795
Alliance & Leicester PLC (London)		
5.32%, 6/22/07	125,000,000	125,000,000
Allied Irish Banks N.A. Inc. (London)		
5.30%, 8/23/07	250,000,000	250,000,000
Bank of Tokyo-Mitsubishi Ltd. (Yankee)		
5.31%−5.32%, 6/11/07−11/7/07	460,000,000	460,000,000
Barclays Bank PLC (London) (Yankee)		
5.25%−5.27%, 6/7/07−6/8/07	392,000,000	392,000,000
Bayerische Hypo-und Vereinsbank AG (Yankee)		
5.32%, 6/11/07	50,000,000	50,000,000
Credit Agricole (London)		
5.30%−5.34%, 7/11/07−11/8/07	219,000,000	218,994,849
Credit Suisse (USA) Inc. (Yankee)		
5.31%, 10/10/07	210,000,000	210,000,000
Credit Suisse (Yankee)		
5.31%, 11/8/07	200,000,000	200,000,000
DEPFA BANK PLC (Yankee)		
5.28%−5.30%, 6/6/07−6/7/07	475,000,000 [a]	475,000,000
Fortis Bank (Yankee)		
5.32%, 7/23/07	269,000,000	269,000,000
Harris N.A.		
5.34%, 11/27/07	250,000,000	250,000,000
HSH Nordbank AG (London)		
5.35%, 7/26/07	200,000,000 [a]	200,001,488
Mizuho Corporate Bank Ltd. (Yankee)		
5.28%, 6/7/07	130,000,000	130,000,000
Natexis Banques Populaires		
5.33%, 6/2/07	250,000,000 [b]	249,959,012
Skandinaviska Enskilda Banken AB (Yankee)		
5.28%, 6/7/07	150,000,000	150,000,000
Societe Generale (Yankee)		
5.30%, 10/11/07	35,000,000	35,000,000
UniCredito Italiano Bank PLC (Yankee)		
5.34%, 8/27/07	75,000,000 [a]	75,000,000

Negotiable Bank Certificates of Deposit (continued)	Principal Amount ($)	Value ($)
UniCredito Italiano SpA (London) 5.34%, 12/4/07	50,000,000	50,000,000
Union Bank of California, N.A. 5.29%, 7/20/07	5,000,000	4,999,746
Wilmington Trust Co., DE 5.30%–5.33%, 6/7/07–10/2/07	206,300,000	206,294,403
Total Negotiable Bank Certificates of Deposit (cost $4,201,249,293)		**4,201,249,293**

Commercial Paper—40.3%		
Abbey National North America LLC 5.31%, 6/1/07	200,000,000	200,000,000
Amstel Funding Corp. 5.30%, 6/5/07	113,027,000 [a]	112,961,319
ANZ National (International) Ltd. 5.34%, 11/13/07	13,000,000 [a]	12,689,571
ASB Finance Ltd. 5.34%, 11/26/07–12/5/07	175,000,000 [a]	170,430,875
Atlantis One Funding Corp. 5.33%, 8/21/07	200,000,000 [a]	197,662,250
Bank of America Corp. 5.32%, 6/7/07	200,000,000	199,825,833
Bank of Ireland 5.31%, 10/12/07	155,500,000 [a]	152,529,907
Bayerische Hypo-und Vereinsbank AG 5.31%, 11/9/07	300,000,000	293,063,584
BNP Paribas Finance Inc. 5.25%–5.31%, 6/1/07–6/6/07	280,000,000	279,943,167
CC (USA) Inc. 5.32%, 11/9/07	2,000,000 [a]	1,953,578
Concord Minutemen Capital Co. LLC 5.33%, 7/12/07	170,000,000 [a]	168,995,158
Crown Point Capital Co. LLC 5.34%, 7/11/07	236,201,000 [a]	234,836,283
Cullinan Finance Ltd. 5.30%, 10/22/07	110,000,000 [a]	107,745,367

Commercial Paper (continued)	Principal Amount ($)		Value ($)
Deutsche Bank Financial LLC 5.31%, 6/1/07	200,000,000		200,000,000
DnB NOR Bank ASA 5.30%–5.34%, 11/6/07–11/26/07	291,400,000		284,516,282
FCAR Owner Trust, Ser. II 5.31%–5.32%, 10/22/07–11/16/07	123,180,000		120,624,542
Harrier Finance Funding Ltd. 5.29%–5.32%, 7/13/07–11/7/07	104,000,000	a	102,350,893
ING (US) Funding LLC 5.30%, 8/21/07	12,000,000		11,858,790
K2 (USA) LLC 5.31%, 9/18/07	7,000,000	a	6,889,365
Liquid Funding Ltd. 5.29%, 11/26/07	12,000,000	a	11,694,433
Premier Asset Collateralized Entity LLC 5.34%, 7/16/07	50,000,000	a	49,675,000
Raiffeisen Zentralbank Oesterreich 5.31%, 11/7/07	60,000,000		58,629,950
Sigma Finance Inc. 5.29%–5.30%, 6/18/07–9/24/07	409,000,000	a	405,040,604
Skandinaviska Enskilda Banken AB 5.29%, 9/21/07	250,000,000		245,994,444
Societe Generale N.A. Inc. 5.25%, 6/6/07	200,000,000		199,857,917
WestpacTrust Securities NZ Ltd. 5.34%, 10/30/07	100,000,000	a	97,809,242
Total Commercial Paper (cost $3,927,578,354)			**3,927,578,354**

Corporate Notes—14.4%			
Banco Bilbao Vizcaya Argentaria, S.A. 5.30%, 6/20/07	80,000,000	b	79,999,542
Calyon 5.30%, 3/10/08	230,000,000	b	229,967,136
Commonwealth Bank of Australia 5.32%, 6/26/07	45,000,000	b	45,000,000

Corporate Notes (continued)	Principal Amount ($)	Value ($)
Cullinan Finance Ltd.		
5.32%, 10/25/07	170,000,000 a,b	169,989,977
Fifth Third Bancorp		
5.32%, 6/26/07	100,000,000 b	100,000,000
Harrier Finance Funding Ltd.		
5.32%, 2/27/08	195,000,000 a,b	194,989,142
Morgan Stanley		
5.36%, 6/4/07	100,000,000 b	100,000,000
Premier Asset Collateralized Entity LLC		
5.33%, 7/26/07	75,000,000 a,b	74,997,000
Royal Bank of Scotland PLC		
5.33%, 6/22/07	210,000,000 b	210,000,000
Wells Fargo & Co.		
5.31%, 6/4/07	100,000,000 b	100,000,000
Westpac Banking Corp.		
5.31%, 6/19/07	100,000,000 b	100,000,000
Total Corporate Notes		
(cost $1,404,942,797)		**1,404,942,797**

Time Deposits—1.2%		
National City Bank, Cleveland, OH (Grand Cayman)		
5.25%, 6/1/07		
(cost $114,000,000)	114,000,000	**114,000,000**

Repurchase Agreements—2.4%		
Barclays Financial LLC		
5.35%, dated 5/31/07, due 6/1/07 in the		
amount of $80,011,894 (fully collateralized by		
$83,855,420 Corporate Bonds, 4.95%-7.014%,		
due 11/22/11-1/25/56,		
value $82,400,000)	80,000,000	80,000,000

Repurchase Agreements (continued)	Principal Amount ($)	Value ($)
Greenwich Capital Markets 5.31%, dated 5/31/07, due 6/1/07 in the amount of $156,023,010 (fully collateralized by $162,550,000 U.S. Treasury Bills, due 8/9/07-11/29/07, value $159,122,319)	156,000,000	156,000,000
Total Repurchase Agreements (cost $236,000,000)		**236,000,000**

Total Investments (cost $9,883,770,444)	**101.3%**	**9,883,770,444**
Liabilities, Less Cash and Receivables	**(1.3%)**	**(128,396,142)**
Net Assets	**100.0%**	**9,755,374,302**

^a *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At May 31, 2007, these securities amounted to $3,023,241,452 or 31.0% of net assets.*

^b *Variable rate security—interest rate subject to periodic change.*

Portfolio Summary (Unaudited) [†]

	Value (%)		Value (%)
Banking	79.9	Repurchase Agreements	2.4
Asset-Backed/Structured		Asset-Backed/Single Seller	1.2
Investment Vehicles	11.5	Brokerage Firms	1.0
Asset-Backed/Multi-Seller Programs	5.3		**101.3**

[†] *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

May 31, 2007 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments	9,883,770,444	9,883,770,444
Cash		1,120,399
Interest receivable		55,981,481
Prepaid expenses		816,270
		9,941,688,594
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 2(c)		8,052,839
Payable for investment securities purchased		177,434,744
Payable for shares of Common Stock redeemed		490,673
Accrued expenses		336,036
		186,314,292
Net Assets ($)		**9,755,374,302**
Composition of Net Assets ($):		
Paid-in capital		9,757,478,548
Accumulated net realized gain (loss) on investments		(2,104,246)
Net Assets ($)		**9,755,374,302**

Net Asset Value Per Share

	Class A	Class B
Net Assets ($)	712,769,325	9,042,604,977
Shares Outstanding	713,186,130	9,044,492,418
Net Asset Value Per Share ($)	**1.00**	**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended May 31, 2007 (Unaudited)

Investment Income ($):	
Interest Income	**265,931,151**
Expenses:	
Management fee–Note 2(a)	24,838,314
Shareholder servicing costs–Note 2(c)	14,133,010
Distribution, service and prospectus fees–Note 2(b)	10,047,356
Registration fees	352,436
Custodian fees	151,003
Shareholders' reports	142,571
Director's fees and expenses–Note 2(d)	139,948
Professional fees	34,834
Micellaneous	103,096
Total Expenses	**49,942,568**
Less–reduction in shareholder servicing costs due to undertaking–Note 2(c)	(663,187)
Net Expenses	**49,279,381**
Investment Income–Net, representing net increase in net assets resulting from operations	**216,651,770**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended May 31, 2007 (Unaudited)	Year Ended November 30, 2006
Operations ($):		
Investment Income—Net, representing net income in net assets resulting from operations	**216,651,770**	**359,591,425**
Dividends to Shareholders from ($):		
Investment income—net:		
Class A Shares	(20,107,801)	(41,307,338)
Class B Shares	(196,543,969)	(318,284,081)
Class X Shares	–	(6)
Total Dividends	**(216,651,770)**	**(359,591,425)**
Capital Stock Transactions ($1.00 per share):		
Net proceeds from shares sold:		
Class A Shares	2,478,915,229	6,846,350,102
Class B Shares	12,557,615,089	24,732,416,062
Dividends reinvested:		
Class A Shares	19,100,544	40,838,679
Class B Shares	196,031,205	317,075,038
Class X Shares	–	3
Cost of shares redeemed:		
Class A Shares	(2,807,818,551)	(6,958,647,316)
Class B Shares	(12,200,984,898)	(24,075,912,494)
Class X Shares	–	(1,004)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**242,858,618**	**902,119,070**
Total Increase (Decrease) in Net Assets	**242,858,618**	**902,119,070**
Net Assets ($):		
Beginning of Period	9,512,515,684	8,610,396,614
End of Period	**9,755,374,302**	**9,512,515,684**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended May 31, 2007 (Unaudited)	Year Ended November 30,				
		2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income−net	.023	.042	.023	.006	.006	.014
Distributions:						
Dividends from investment income−net	(.023)	(.042)	(.023)	(.006)	(.006)	(.014)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	4.61[a]	4.28	2.32	.56	.56	1.43
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.79[a]	.78	.79	.78	.77	.77
Ratio of net expenses to average net assets	.79[a]	.78	.79	.78	.77	.77
Ratio of net investment income to average net assets	4.57[a]	4.18	2.28	.55	.57	1.42
Net Assets, end of period ($ x 1,000)	712,769	1,022,572	1,094,031	1,153,901	1,277,956	1,556,365

[a] Annualized.
See notes to financial statements.

Class B Shares	Six Months Ended May 31, 2007 (Unaudited)	Year Ended November 30,				
		2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income−net	.022	.040	.021	.003	.003	.012
Distributions:						
Dividends from investment income−net	(.022)	(.040)	(.021)	(.003)	(.003)	(.012)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	4.37[a]	4.05	2.09	.34	.33	1.20
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.03[a]	1.02	1.03	1.03	1.01	1.01
Ratio of net expenses to average net assets	1.01[a]	1.01	1.01	1.00	1.00	1.00
Ratio of net investment income to average net assets	4.34[a]	3.98	2.06	.32	.33	1.19
Net Assets, end of period ($ x 1,000)	9,042,605	8,489,944	7,516,365	4,956,821	5,633,657	5,458,986

[a]   *Annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

General Money Market Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. During the reporting period, the Manager was a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

On July 1, 2007, Mellon Financial and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus became a wholly-owned subsidiary of The Bank of New York Mellon Corporation.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. Effective June 30, 2007, the Distributor will be known as MBSC Securities Corporation. The fund is authorized to issue 25.5 billion shares of $.001 par value Common Stock. The fund currently offers two classes of shares: Class A (12 billion shares authorized) and Class B (13.5 billion shares authorized). Class A and Class B shares are identical except for the services offered to and the expenses borne by each class and certain voting rights. Class A shares are subject to a Service Plan adopted pursuant to Rule 12b-1 under the Act, Class B shares are subject to a Distribution Plan adopted pursuant to Rule 12b-1 under the Act and Class A and Class B shares are subject to a Shareholder Services Plan. In addition, Class B shares are charged directly for sub-accounting services provided by Service Agents (a securities dealer, financial institution or other industry professional) at an annual rate of .05% of the value of the average daily net assets of Class B shares. During the period ended May 31, 2007, sub-accounting service fees amounted to $2,263,743 for Class B shares and are included in shareholder servicing costs. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost, in accordance with Rule 2a-7 of the Act, which has been determined by the fund's Board of Directors to represent the fair value of the fund's investments.

The Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from the settlement date and recognized on the accrual basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Cost of investments represents amortized cost.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

The fund may enter into repurchase agreements with financial institutions deemed to be creditworthy by the Manager, subject to the seller's agreement to repurchase and the fund's agreement to resell such securities at a mutually agreed upon price. Securities purchased subject to repurchase agreements are deposited with the fund's custodian and, pursuant to the terms of the repurchase agreement, must have an aggregate market value greater than or equal to the repurchase price plus accrued interest at all times. If the value of the underlying securities falls below the value of the repurchase price plus accrued interest, the fund will require the seller to deposit additional collateral by the next business day. If the request for additional collateral is not met, or the seller defaults on its repurchase obligation, the fund maintains the right to sell the underlying securities at market value and may claim any resulting loss against the seller.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends from investment income-net on each business day; such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

The fund has an unused capital loss carryover of $2,104,246 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to November 30, 2006. If not applied, $3,739 of the carryover expires in fiscal 2008, $10,418 expires in fiscal 2011, $256,218 expires in fiscal 2012 and $1,833,871 expires in fiscal 2013.

The tax character of distributions paid to shareholders during the fiscal year ended November 30, 2006, were all ordinary income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At May 31, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .50% of the value of the fund's average daily net assets and is payable monthly. The Agreement provides that if in any full fiscal year the aggregate expenses of the fund, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed 1½% of the value of the fund's average net assets, the fund may deduct from payments to be made to the Manager, or the Manager will bear, such excess expense. During the period ended May 31, 2007, there was no expense reimbursement pursuant to the Agreement.

(b) Under the Service Plan with respect to Class A (the "Plan"), adopted pursuant to Rule 12b-1 under the Act, Class A shares bear directly the cost of preparing, printing and distributing prospectuses and statements of additional information and implementing and operating the Plan, such aggregate amount not to exceed in any fiscal year of the fund, the greater of $100,000 or .005% of the average daily net assets of Class A. In addition, Class A shares pay the Distributor for distributing their shares, servicing shareholder accounts ("Servicing") and advertising and marketing relating to Class A shares at an aggregate annual rate of .20% of the value of the average daily net assets of Class A. The Distributor may pay one or more Service Agents a fee in respect of Class A shares owned by shareholders with whom the Service Agent has a Servicing relationship or for whom the Service Agent is the dealer or holder of record. The schedule of such fees and the basis upon which such fees will be paid shall be determined from time to time by the Distributor. If a holder of Class A shares ceases to be a client of a Service Agent, but continues to hold Class A shares, the Distributor will be permitted to act as a Service Agent in respect of such fund shareholders and receive payments under the Plan for Servicing. The fees payable for Servicing are payable without regard to actual expenses incurred. During the period ended May 31, 2007, Class A shares were charged $890,190 pursuant to the Plan.

Under the Distribution Plan with respect to Class B ("Class B Distribution Plan") adopted pursuant to Rule 12b-1 under the Act, Class B shares bear directly the costs of preparing, printing and distributing prospectuses and statements of additional information and of implementing and operating the Class B Distribution Plan, such aggregate amount not to exceed in any fiscal year of the fund the greater of $100,000 or .005% of the average daily net assets of Class B. In addition, Class B shares reimburse the Distributor for payments made to third parties for distributing Class B shares at an annual rate not to exceed .20% of the value of the average daily net assets of Class B. During the period ended May 31, 2007, Class B shares were charged $9,157,166 pursuant to the Class B Distribution Plan.

(c) Under the Shareholder Services Plan with respect to Class A ("Class A Shareholder Services Plan"), Class A shares reimburse the Distributor an amount not to exceed an annual rate of .25% of the value of the average daily net assets of Class A for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class A shares and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended May 31, 2007, Class A shares were charged $203,520 pursuant to the Class A Shareholder Services Plan.

Under the Shareholder Services Plan with respect to Class B ("Shareholder Services Plan"), Class B shares pay the Distributor at an annual rate of .25% of the value of the average daily net assets of Class B shares for servicing shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class B shares and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents in respect of these services. The Distributor determines the amounts to be paid to Service Agents.

The Manager had undertaken from December 1, 2006 through May 1, 2007 to reduce the expenses of Class B shares if the aggregate expenses of Class B shares of the fund, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed an annual rate of 1.01% of the value of the average daily net assets of

Class B shares. The Manager has undertaken from May 2, 2007 through May 31, 2007 to reduce the expenses of Class B shares if the aggregate expenses of Class B shares of the fund, exclusive of certain expenses as described above, exceed an annual rate of 1.02% of the value of the average daily net assets of Clas B shares. Such expense limitations are voluntary, temporary and may be terminated at any time. Pursuant to the Class B Shareholder Services Plan, during the period ended May 31, 2007, Class B shares were charged $11,318,715 and there was a reduction of $663,187 by the Manager.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended May 31, 2007, the fund was charged $182,110 pursuant to the transfer agency agreement.

During the period ended May 31, 2007, the fund was charged $2,044 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $4,146,460, Rule 12b-1 distribution fees $1,657,164, shareholder services plan fees $2,303,745, chief compliance officer fees $3,747 and transfer agency per account fees $60,544, which are offset against an expense reimbursement currently in effect in the amount of $118,821.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTES

For More Information

**General Money
Market Fund, Inc.**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, New York 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols: Class A: GMMXX   Class B: GMBXX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2006, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0196SA0507